SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ShoreTel Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

825211105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Holdings Inc. S.S. or I.R.S. Identification No. of Above Person 13-3216325
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 5,017,507 (1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 5,017,507 (1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,017,507 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 10.5% (2)
12)	Type of Reporting Person HC/CO

(1)

Other than the shares of common stock of ShoreTel Inc. (the “Common Stock”) actually owned by Lehman Brothers VC Partners 2002 L.P., LB I Group Inc., Lehman Brothers Venture Capital Partners II, L.P., Lehman Brothers Partnership Account 2000/2001, L.P. Lehman Brothers Offshore Partnership Account 2000/2001, L.P. and Lehman Brothers P.A. LLC, Lehman Brothers Holdings Inc. (“LBHI”) is unable to confirm whether or not it is the beneficial owner of any additional shares of Common Stock that may or may not be actually owned by any of LBHI’s other affiliates. On September 15, 2008, LBHI, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

LBHI is unable to provide information on its beneficial ownership, if any, of the Common Stock (other than the shares of Common Stock actually owned by the entities identified in the previous paragraph) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of LBHI’s European and Asian businesses, which have resulted in significant portions of LBHI’s securities trading records and systems being unavailable to, and non-accessible by, LBHI, and (2) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business (the “Sale”). As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by LBHI, or its affiliates, as collateral to those creditors, LBHI cannot compile an accurate accounting of securities held. LBHI is currently engaged in an expensive and time consuming process to reconcile discrepancies in information LBHI has with respect to security holdings. Even with continued significant efforts and expense, LBHI may not be able to provide a record of securities held.

(2)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman ALI Inc. S.S. or I.R.S. Identification No. of Above Person 13-3695935
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 2,613,664
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,613,664
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,613,664
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 5.5% (1)
12)	Type of Reporting Person CO

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person LB I Group Inc. S.S. or I.R.S. Identification No. of Above Person 13-2741778
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,165,410
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,165,410
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,410
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 2.4% (1)
12)	Type of Reporting Person CO

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Venture Associates II LLC S.S. or I.R.S. Identification No. of Above Person 13-4178543
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 2,403,843
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,403,843
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,403,843
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 5.0% (1)
12)	Type of Reporting Person OO

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Venture GP Partnership II L.P. S.S. or I.R.S. Identification No. of Above Person 11-3670542
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,868,799
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,868,799
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,799
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.9% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers VC Partners 2002 L.P. S.S. or I.R.S. Identification No. of Above Person 02-0682336
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,868,799
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,868,799
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,799
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.9% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Venture Associates II GP, L.P. S.S. or I.R.S. Identification No. of Above Person
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 535,044
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 535,044
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 535,044
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 1.1% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Venture Capital Partners II, L.P. S.S. or I.R.S. Identification No. of Above Person 74-3028029
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 535,044
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 535,044
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 535,044
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 1.1% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Offshore Partners Ltd. S.S. or I.R.S. Identification No. of Above Person 52-2038758
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 98,721
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 98,721
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,721
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.2% (1)
12)	Type of Reporting Person CO

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Offshore Partnership Account 2000/2001 L.P. S.S. or I.R.S. Identification No. of Above Person 98-0515592
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 98,721
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 98,721
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,721
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.2% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers Partnership Account 2000/2001 L.P. S.S. or I.R.S. Identification No. of Above Person 13-4143945
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 380,650
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 380,650
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 380,650
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 0.8% (1)
12)	Type of Reporting Person PN

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Property Asset Management Inc. S.S. or I.R.S. Identification No. of Above Person 13-3555152
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,448,254
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,448,254
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,254
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.0% (1)
12)	Type of Reporting Person CO

(1)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 825211105

1)	Name of Reporting Person Lehman Brothers P.A. LLC S.S. or I.R.S. Identification No. of Above Person 52-2278632
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 1,448,254 (1)
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,448,254 (1)
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,254 (1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row 9 3.0% (2)
12)	Type of Reporting Person OO

(1)	See Item 7 herein.
(2)	Based on 47,678,655 shares of common stock outstanding as of October 27, 2011, as reported on Form 10-Q for the quarter ended September 30, 2011.

Item 1	(a).	Name of Issuer:

ShoreTel Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

960 Stewart Drive Sunnyvale, California 94085

Item 2	(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.

Lehman ALI Inc.

LB I Group Inc.

Lehman Brothers Venture Associates II LLC

Lehman Brothers Venture GP Partnership II L.P.

Lehman Brothers VC Partners 2002 L.P.

Venture Associates II GP, L.P.

Lehman Brothers Venture Capital Partners II, L.P.

Lehman Brothers Offshore Partners Ltd.

Lehman Brothers Offshore Partnership Account 2000/2001 L.P.

Lehman Brothers Partnership Account 2000/20001 L.P.

Property Asset Management Inc.

Lehman Brothers P.A. LLC

Item 2	(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, New York 10020

Lehman ALI Inc. 1271 Avenue of the Americas New York, New York 10020

LB I Group Inc. 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers Venture Associates II LLC 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers Venture GP Partnership II L.P. 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers VC Partners 2002 L.P. 1271 Avenue of the Americas New York, New York 10020

Venture Associates II GP, L.P. 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers Venture Capital Partners II, L.P. 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers Offshore Partners Ltd. Clarendon House, 2 Church Street Hamilton HM 11, Bermuda

Lehman Brothers Offshore Partnership Account 2000/2001 L.P. Clarendon House, 2 Church Street Hamilton HM 11, Bermuda

Lehman Brothers Partnership Account 2000/2001 L.P. 1271 Avenue of the Americas New York, New York 10020

Property Asset Management Inc. 1271 Avenue of the Americas New York, New York 10020

Lehman Brothers P.A. LLC 1271 Avenue of the Americas New York, New York 10020

Item 2	(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“LBHI”) is a corporation organized under the laws of the State of Delaware.

Lehman ALI Inc. (“Lehman ALI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Venture Associates II LLC is a limited liability company formed under the laws of the State of Delaware.

Lehman Brothers Venture GP Partnership II L.P. is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers VC Partners 2002 L.P. is a limited partnership formed under the laws of the State of Delaware.

Venture Associates II GP, L.P. is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers Venture Capital Partners II, L.P. is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers Offshore Partners Ltd. is a corporation formed under the laws of Bermuda.

Lehman Brothers Offshore Partnership Account 2000/2001 L.P. is a limited partnership formed under the laws of Bermuda.

Lehman Brothers Partnership Account 2000/2001 L.P. is a limited partnership formed under the laws of the State of Delaware.

Property Asset Management Inc. is a corporation formed under the laws of the State of Delaware.

Lehman Brothers P.A. LLC is a limited liability company formed under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

825211105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ A broker or dealer under Section 15 of the 1934 Act

	(b)	☐ A bank as defined in Section 3(a)(6) of the 1934 Act

	(c)	☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act

	(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a) Amount Beneficially Owned:

See Item 9 of cover pages.

(b) Percent of Class:

See Item 11 of cover pages.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition

(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Lehman Brothers VC Partners 2002 L.P. is the actual owner of 1,868,799 shares of Common Stock reported herein. Lehman Brothers Venture GP Partnership II L.P. is the general partner of Lehman Brothers VC Partners 2002 L.P. Lehman Brothers Venture Associates II LLC is the general partner of Lehman Brothers Venture GP Partnership II L.P. and is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, Lehman Brothers Venture GP Partnership II L.P., Lehman Brothers Venture Associates II LLC and LBHI may be deemed to be the beneficial owners of the Common Stock owned by Lehman Brothers VC Partners 2002 L.P.

LB I Group is the actual owner of 686,039 shares of Common Stock reported herein. LB I Group is wholly-owned by Lehman ALI which is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, Lehman ALI and LBHI may be deemed to be the beneficial owners of the Common Stock owned by LB I Group.

Lehman Brothers Venture Capital Partners II, L.P. is the actual owner of 535,044 shares of Common Stock reported herein. Venture Associates II GP, L.P. is the general partner of Lehman Brothers Venture Capital Partners II, L.P. Lehman Brothers Venture Associates II LLC is the general partner of Venture Associates II GP, L.P. and is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, Venture Associates II GP, L.P., Lehman Brothers Venture Associates II LLC and LBHI may be deemed to be the beneficial owners of the Common Stock owned by Lehman Brothers Venture Capital Partners II, L.P.

Lehman Brothers Offshore Partnership Account 2000/2001 L.P. is the actual owner of 98,721 shares of Common Stock reported herein. Lehman Brothers Offshore Partners Ltd. is the general partner of Lehman Brothers Offshore Partnership Account 2000/2001 L.P. LB I Group is the sole owner of Lehman Brothers Offshore Partners Ltd. and is wholly-owned by Lehman ALI which is wholly-owned by LBHI. Lehman Brothers Offshore Partnership GP 2000/2001 L.P. was mistakenly identified as the general partner of Lehman Brothers Offshore Partnership Account 2000/2001 L.P. in the original Schedule 13G filing and has been removed from this filing.

Under the rules and regulations of the Securities and Exchange Commission, Lehman Brothers Offshore Partners Ltd., LB I Group, Lehman ALI and LBHI may be deemed to be the beneficial owners of the Common Stock owned by Lehman Brothers Offshore Partnership Account 2000/2001 L.P.

Lehman Brothers Partnership Account 2000/2001 L.P. is the actual owner of 380,650 shares of Common Stock reported herein. LB I Group is the general partner of Lehman Brothers Partnership Account 2000/2001 L.P. and is wholly-owned by Lehman ALI which is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, LB I Group, Lehman ALI and LBHI may be deemed to be the beneficial owners of the Common Stock owned by Lehman Brothers Partnership Account 2000/2001 L.P.

Lehman Brothers P.A. LLC is the actual owner of 1,448,254 shares of Common Stock reported herein. This share number includes 1,411,524 shares of Common Stock which, in accordance with customary practice before LBHI’s bankruptcy petition, were deposited as an administrative procedure with Lehman Brothers Inc. (“LBI”), which was LBHI’s then broker-dealer affiliate. Lehman Brothers P.A. LLC continues to claim beneficial ownership of these shares. Lehman Brothers P.A. LLC is wholly-owned by Property Asset Management Inc. which is wholly-owned by Lehman ALI Inc. which is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, Property Asset Management Inc., Lehman ALI and LBHI may be deemed to be the beneficial owners of the Common Stock owned by Lehman Brothers P.A. LLC.

On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act, as amended (“SIPA”) commenced a proceeding against LBI in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA. As a result, LBI is no longer an affiliate of LBHI and LBHI can no longer be deemed to be the beneficial owner of any shares of the Issuer’s Common Stock that may or may not be owned by LBI. In addition, on September 19, 2008, LBI transferred its entire ownership interest in LB I Group to Lehman ALI. LBI is, therefore, no longer a Reporting Person.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

☒	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN BROTHERS VENTURE ASSOCIATES II LLC

By:	/s/ William Fox
	Name:	William Fox
	Title:	Authorized Signatory

LEHMAN BROTHERS VENTURE GP PARTNERSHIP II L.P.

By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Authorized Signatory

LEHMAN BROTHERS VC PARTNERS 2002 L.P.

By:	LEHMAN BROTHERS VENTURE GP PARTNERSHIP II L.P., its general partner

	By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

		By:	/s/ William Fox
			Name:	William Fox
			Title:	Authorized Signatory

VENTURE ASSOCIATES II GP, L.P.

	By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

		By:	/s/ William Fox
			Name:	William Fox
			Title:	Authorized Signatory

LEHMAN BROTHERS VENTURE CAPITAL PARTNERS II, L.P.

	By:	VENTURE ASSOCIATES II GP, L.P., its general partner

		By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

			By:	/s/ William Fox
				Name:	William Fox
				Title:	Authorized Signatory

LEHMAN BROTHERS OFFSHORE PARTNERS LTD.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP ACCOUNT 2000/2001 L.P.

By:	LEHMAN BROTHERS OFFSHORE PARTNERS LTD., its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Director

LEHMAN BROTHERS PARTNERSHIP ACCOUNT 2000/2001 L.P.

By:	LB I GROUP INC., its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Executive Vice President and Chief Financial Officer

PROPERTY ASSET MANAGEMENT INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN BROTHERS P.A. LLC

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 13, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN BROTHERS VENTURE ASSOCIATES II LLC

By:	/s/ William Fox
	Name:	William Fox
	Title:	Authorized Signatory

LEHMAN BROTHERS VENTURE GP PARTNERSHIP II L.P.

By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Authorized Signatory

LEHMAN BROTHERS VC PARTNERS 2002 L.P.

By:	LEHMAN BROTHERS VENTURE GP PARTNERSHIP II L.P., its general partner

	By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

		By:	/s/ William Fox
			Name:	William Fox
			Title:	Authorized Signatory

VENTURE ASSOCIATES II GP, L.P.

	By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

		By:	/s/ William Fox
			Name:	William Fox
			Title:	Authorized Signatory

LEHMAN BROTHERS VENTURE CAPITAL PARTNERS II, L.P.

	By:	VENTURE ASSOCIATES II GP, L.P., its general partner

		By:	LEHMAN BROTHERS VENTURE ASSOCIATES II LLC, its general partner

			By:	/s/ William Fox
				Name:	William Fox
				Title:	Authorized Signatory

LEHMAN BROTHERS OFFSHORE PARTNERS LTD.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Director

LEHMAN BROTHERS OFFSHORE PARTNERSHIP ACCOUNT 2000/2001 L.P.

By:	LEHMAN BROTHERS OFFSHORE PARTNERS LTD., its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Director

LEHMAN BROTHERS PARTNERSHIP ACCOUNT 2000/2001 L.P.

By:	LB I GROUP INC., its general partner

	By:	/s/ William Fox
		Name:	William Fox
		Title:	Executive Vice President and Chief Financial Officer

PROPERTY ASSET MANAGEMENT INC.

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer

LEHMAN BROTHERS P.A. LLC

By:	/s/ William Fox
	Name:	William Fox
	Title:	Executive Vice President and Chief Financial Officer